

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2023

Edward J. Wegel
Chief Executive Officer
Talon 1 Acquisition Corp.
2333 Ponce De Leon Blvd.
Suite 630
Coral Gables, FL 33134

> **Re: Talon 1 Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 30, 2022**
> **File No. 001-41001**

Dear Edward J. Wegel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeffrey R. Shuman, Esq.